Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
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Confirmation of the Potential of a Fourth Production Zone
With the Orquidea-2 Discovery in Angola’s Deep Offshore Block 17
Paris, October 17, 2006 — Sociedade Nacional de Combustiveis de Angola (Sonangol) and Total E&P Angola, a wholly-owned subsidiary of Total, announce that the Orquidea-2 appraisal well has confirmed and expanded the potential of the Orquidea discovery in Block 17 offshore Angola.
Located approximately 2 kilometres from the Orquidea-1 discovery well and drilled in a water depth of 1,165 metres, Orquidea-2 identified and confirmed the Miocene objectives encountered by Orquidea-1 and also identified deeper Oligocene reservoir levels. The Oligocene and Miocene objectives are both oil-bearing.
The Orquidea structure is located near the Lirio, Cravo and Violeta finds. This dual drilling success confirms the potential for development of a fourth production zone in Block 17, for which preliminary design is underway. The production zone is located in the northwestern area of Block 17 and will complete the Girassol and Dalia zones, to be followed soon by the Pazflor production zone.
Sonangol is the Block 17 concessionaire. Total E&P Angola, operator, has a 40% interest in Block 17, alongside partners Esso Exploration Angola (Block 17) Limited (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro Dezassete a.s. (10%).
Block 17 :
Deep-offshore Block 17 is Total’s principal producing asset in Angola. It is composed of three major production zones: Girassol, which is in production, Dalia, which is under development with production scheduled to begin end 2006, and Pazflor, where development studies are underway. The possibility of a fourth major production zone, based on Cravo, Lirio, Violeta and Orquidea discoveries, is currently being studied.
On the Girassol structure, production from the Girassol field and the Jasmim field, a satellite to Girassol that came on stream in November 2003, averaged nearly 250,000 barrels per day of oil over 2005. The Rosa field, developed as a 15 kilometre tie back to the Girassol FPSO (Floating, Production, Storage and Offloading) facility, was approved in july 2004 and is scheduled to come on stream in the first half of 2007. It is expected to maintain the production of the FPSO at its plateau of 250,000 barrels per day over a number of years.
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